EXHIBIT 99.3

DISCLOSURE LETTER

May 30, 2012

To:
NOCL Holding B.V., a corporation existing under the laws of the Netherlands, NOV Distribution Services ULC, a corporation existing under the laws of the Province of Alberta and Dreco Energy Services ULC., a corporation existing under the laws of the Province of Alberta (collectively, the "Purchaser")

From:	CE Franklin Ltd., a corporation existing under the laws of Alberta ("CE Franklin")

Ladies and Gentlemen:

Arrangement Agreement

This document together with the attached, constitutes CE Franklin’s Disclosure Letter referred to and defined in the arrangement agreement (the "Arrangement Agreement") between CE Franklin and Purchaser dated as of the date hereof.

The purpose of this Disclosure Letter is to set forth in the attached the disclosure of qualifications, modifications or exceptions to certain representations and warranties of CE Franklin contained in the Arrangement Agreement.  This Disclosure Letter is deemed to constitute an integral part of the Arrangement Agreement.

The section and subsection references used in this Disclosure Letter correspond to the same section or subsection in the Arrangement Agreement.  For greater clarity, any introductory language and headings in this Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Arrangement Agreement.  Information disclosed in this Disclosure Letter shall be considered to be disclosed only in respect of the subsections of the Arrangement Agreement actually referenced.

No item in this Disclosure Letter relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this Disclosure Letter constitutes an admission of any liability or obligation of CE Franklin to any third party or shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action, or other right.

This Disclosure Letter is qualified in its entirety by reference to the provisions of the Arrangement Agreement and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Arrangement Agreement.

All capitalized terms used in this Disclosure Letter shall have the meaning attributed to such terms in the Arrangement Agreement, unless otherwise stated, and all references to dollars, unless otherwise specifically indicated, are to Canadian dollars.  This Disclosure Letter shall be governed by and construed in all respects in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

CE Franklin Ltd.

Per:	(signed) "Derren Newell"
Name:	Derren Newell
Title:	Vice President and Chief Financial Officer

Receipt acknowledged by

Per:	(signed) "Dwight W. Rettig"
Name:	Dwight W. Rettig
Title:

Section 1.1 - Definitions

"Officer Obligations"

Michael West	Employment Contract	[text deleted - payment amount]	[text deleted - termination date]
	Stock Options	[text deleted - payment amount]
	Share Unit Plans	[text deleted - payment amount]
	Total Payments	[text deleted - payment amount]

Derren Newell	Employment Contract	[text deleted - payment amount]	[text deleted - termination date]
	Share Unit Plans	[text deleted - payment amount]
	Total Payments	[text deleted - payment amount]

Section 5.1 – Covenants of CE Franklin

Section 5.1(a)(iii) – Though in the ordinary course of business, CE Franklin is working on renewing operating leases for its operating locations in Peace River (Lease with Rohatyn Oilfield Consulting Services Ltd. for 7701 – 102 Avenue Peace River) and Chetwynd (Lease with Widmark Valley Holdings Ltd. for 4620 North Access Road Chetwynd).

Section 5.1(a)(iv) – As disclosed in the agreement CE Franklin will be undertaking capital expenditures on its Warehouse Management System (“WMS”) implementation and its truck replacement program between signing and effective date or termination of the agreement.

Section 5.1(a)(v) - While CE Franklin is implementing a retention program and is taking reasonable steps to ensure that program will retain key individuals, if voluntary turnover is becoming an issue then additional retention payments may be required. As of signing there is no indication that this would be necessary. If additional retention payments are required, then CE Franklin undertakes to inform the Purchaser of why this is happening and such additional retention payments shall not exceed [text deleted - payment amount] in the aggregate without the prior written approval of the Purchaser.

Section 5.1(a)(vii) – As disclosed in the agreement CE Franklin is undertaking the renewal of its full insurance program, which will become effective June 1, 2012.

Section 5.1(d) – [text deleted - potential litigation matters]

Section 5.3(c) – Mutual Covenants

None.

SCHEDULE 4.1
Representations and Warranties of CE Franklin

(c) – Third Party Approvals

[text deleted - third party approvals]

(f)(ii) – No Violations, Absence of Defaults and Conflicts

Under Section 17.1 of its loan agreement with CIBC contained in section 9.1.1.2 of the Data Room CE Franklin is required to get the prior written consent of the lenders to assign the agreement. (Exhibit 4)

As disclosed in section 12.3 of the Data Room, customers, vendors, landlords and agents all have various notice conditions on a change of control. CE Franklin will be issuing the required notices as soon as practical after the announcement of the transaction. It is CE Franklin’s intention to notify all of its customers, vendors, landlords and agents of the proposed change of control transaction. (Exhibit 5)

(g) – Litigation

CE Franklin is involved in litigation as described in the document 4.1.1.1 of the Data Room. (Exhibit 6)

[text deleted - potential litigation matters]

(q) – Capitalization

CE Franklin has a stock option plan, a share unit plan under which CE Franklin PSUs, and CE Franklin RSUs are issued and a Deferred Stock Unit plan. The number of outstanding units and options by holder is shown on schedule 5.6.3 of the Data Room. (Exhibit 7)

(t) – Material Contracts

CE Franklin does not have a customer contract with Schlumberger or any of its affiliates, but does do a limited amount of business with them. This is all done on an arms length basis. Currently there are no open orders with Schlumberger.

CE Franklin does purchase products from Dura Products a Schlumberger affiliate, while the contract between the parties has expired both parties continue to generally abide by it. That contract is document 15.1.10 of the Data Room. (Exhibit 8)

CE Franklin has not loaded all of its real property leases into the Data Room, these documents were instead reviewed physically by FMC in CE Franklin’s offices. (Exhibit 9)

(dd) – Real Property

Under the terms of CE Franklin’s banking facility contained in document 9.1.1.2 of the Data Room the bank has a lien on CE Franklin’s real property. (Exhibit 4)

CE Franklin has not loaded all of its real property leases into the Data Room, these documents were instead reviewed physically by FMC in CE Franklin’s offices. (Exhibit 9)

As disclosed in the litigation report document 4.1.1.1 Homburg Investment Inc. the landlord of the Calgary Head office is in CCAA.  (Exhibit 6)

(hh) – Employee Benefit Plans

CE Franklin’s benefit plans are described in complete detail in documents 5.3.1, 5.4.2, 5.4.3, 5.3.5 and 5.10.7 of the Data Room. (Exhibits 10, 11, 12, 13)

 (ii)(vii) – vacation and sick day policies

CE Franklin’s vacation policies and sick day policies are fully described in document 5.4.2 of the Data Room (Exhibit 12)

A list of CE Franklin’s employees is contained in documents 5.12.1 and 5.12.2 in the Data Room. (Exhibits 14 & 15)

(ii)(ix) – obligations arising out of employee plans

None.

(ii)(xii) – severance and change of control payments

See Section 1.1 – Definitions – Officer Obligations.

(ii)(xiii) – commitments for additional employee plans

None.

(mm)(iii) – misappropriated intellectual property

None.